

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Mark McFarland
Chief Executive Officer
Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019

      Re: Talen Energy Corporation
          Amendment No. 3 to Draft Registration Statement on Form S-1
          Submitted February 9, 2024
          CIK No. 0001622536

Dear Mark McFarland:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1

Financial Statements
General, page F-1

1.   Please be reminded of the financial statement updating requirements of Regulation S-X Rule 3-12.

<u>General</u>

2.   We note your response to prior comments 1-4, and note the number of shares of common stock to be offered for resale by Rubric Capital Management LP and its affiliates relative to the number of outstanding shares. Please provide us with additional analysis of your basis for determining that it is appropriate to characterize the resale of shares by Rubric Capital Management LP and its affiliates as a secondary offering under Securities Act Rule 415(a)(1)(i). In the alternative, please remove Rubric Capital Management LP and its affiliates as selling shareholders.

    Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Sanderson